SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                  Press Release

                             Eiger Technology, Inc.
                              330 Bay St. Suite 602
                                   Toronto, ON
                                     M5H 2S8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             Eiger Technology, Inc.

Date: October 12 ,2001    Mr. Gerry A. Racicot
                               President

                                  [LOGO] Eiger
                                            technology inc.

                 Onlinetel adds 205,254 unique users in Quarter

TORONTO, ON - October 12th - Eiger Technology, Inc ("Eiger") (NASDAQ: ETIFF TSE:
AXA), one of Canada's leading high tech companies announced today that Onlinetel added a total of 89,241 new households, representing approximately 205,254 unique users in the quarter ending September 30th, 2001 an increase of 62%. The total user base now stands at 233,741 households or approximately 537,604 unique users. The new users are situated in the 905 area code surrounding the Greater Toronto Area and are being added in anticipation of the launch of Onlinetel's Voice over Internet Protocol, 10-10 dial around service in the fall of 2001. Jody Schnarr president of Onlinetel commented, "Our marketing campaign is on fire and every new user added today will bring us significant revenue and net income once our 10-10 service launches later this fall. It would appear that the weak economic environment has only propelled the popularity of the 416-542-6060 number to critical mass. I am extremely confident about the monetization strategy of the company, due to the enormous amount of users being built."

ADH Update

As per the press release dated July 20th, 2001 Eiger Technology has terminated the proposed acquisition of ADH Custom Metal Fabricators by Ravenhead Recovery Corporation. Eiger is continuing to explore a transaction that will enhance shareholder value under current market conditions for ADH.

Onlinetel is a Next Generation telecommunications software and services company, which harnesses the power of soft-switch technology to deliver state of the art Voice over Internet Protocol (VoIP) communication services to residential and corporate customers. Utilizing soft switch technology, Onlinetel converts analog voice conversations to digital I.P. packets and routes voice calls phone-to-phone, over the Internet, from any wireless or landline connection. The integration of voice and data networks eliminates the need for traditional telecom services and provides a substantial increase in communication cost efficiencies.

Eiger Technology, Inc. is headquartered in Toronto, Ontario. Eiger, through Onlinetel, offers Voice over IP services to the Canadian long distance market. Through its Eiger Net and K-Tronik facilities in South Korea and North America, Eiger manufactures and distributes electronic and computer peripherals and electronic ballasts to OEM and consumer markets worldwide. Eiger is a publicly traded company listed on the Toronto

      330 Bay Street, Suite 602, Toronto, ON M5H 258 Phone: (416) 216-8659
                              Fax: (416) 216-1164

Stock Exchange (symbol:AXA). Visit Eiger Technology, Inc's. Website at www.eigertechnology.com - (Onlinetel's website: www.onlinetel.com)

                                      -30-

For More Information, Please Contact:
Roland P.Austrup, Vice-President
Eiger Technology, Inc.
(416) 216-8659

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements relate to the outlook and prospects for Eiger and the markets in which it operates. These statements involve risks and uncertainties including, without limitation, the level of demand for Eiger's products and services, Eiger's and its suppliers' ability to timely develop, deliver, and support new and existing products and services, Eiger's ability to manage inventory and predict changes in the PC and wireless communications markets and the market for consumer products and peripherals, the cost and availability of key product components, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions, including demand for computers, wireless communications products and computer products and peripherals. Consequently, actual events and results in future periods may differ materially from those currently expected. Additional information regarding the factors that may affect Eiger's future performance is included in the public reports that Eiger files with the Ontario Securities Commission and Securities and Exchange Commission.